Juniper Industrial Holdings, Inc.

14 Fairmount Avenue

Chatham, New Jersey 07928

October 18, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Juniper Industrial Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted September 11, 2019

CIK No. 0001787791

Ladies and Gentlemen:

This letter sets forth responses of Juniper Industrial Holdings, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 1, 2019, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently publicly filing the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Summary

Initial Business Combination, page 7

1.      Staff’s comment: Please clarify that the 80% fair market value requirement of your initial business combination is a requirement set forth in your certificate of incorporation. Therefore, it would continue to apply if you are delisted from the New York Stock Exchange.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure on pages 7, 22, 93 and 97.

The Offering

Redemption of public shares and distribution and liquidation if no initial business combination, page 30

2.      Staff’s comment: Please revise to clarify that if you are unable to complete an initial business combination within the prescribed 24-month period, you will have the option to seek an extension of that period by shareholder vote, and state clearly the nature of the majority that would be required to pass such a proposal. Similarly revise the risk factor on page 38.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 32 and 39 in accordance with the Staff’s comment.

General

3.      Staff’s comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company advises the Staff that it is supplementally providing under separate cover written communications that have been presented to potential investors in reliance on Section 5(d) of the Securities Act.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Brian Cook

Brian Cook Chief Financial Officer

Via E-mail:

cc:	Christian O. Nagler

Peter S. Seligson

Kirkland & Ellis LLP

Paul D. Tropp

Michael S. Pilo

Christopher J. Capuzzi

Ropes & Gray LLP